Ascendant Digital Acquisition Corp. III

667 Madison Avenue, 5th Floor

New York, New York 10065

November 4, 2021

VIA EDGAR

Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascendant Digital Acquisition Corp. III

Registration Statement on Form S-1

Filed April 19, 2021, as amended

File No. 333-255349

Dear Mr. Field:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Ascendant Digital Acquisition Corp. III respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 9, 2021, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

ASCENDANT DIGITAL ACQUISITION CORP. III

By:	/s/ Mark Gerhard
Name: Mark Gerhard
Title: Chief Executive Officer and Director

cc:	Elliott Smith, White & Case LLP

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